Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 22, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Friday, July 19, 2019, at the 2019 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Thursday, August 22, 2019 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2019 Annual General Meeting of Shareholders of the Company and accompanying Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 4(a), 4(b) and 5), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 4(a), 4(b) or 5, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned completes Items 4(a)A, 4(b)A or 5A, in which case this proxy will be voted FOR Proposal 4(a), 4(b) or 5, as applicable).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 4(a), 4(b) or Proposal 5 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 4(a), 4(b) or 5, by checking the box “FOR” Items 4(a)A, 4(b)A and/or 5A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 4(a), 4(b) or 5, by checking the box “AGAINST” Items 4(a)A, 4(b)A and/or 5A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 22, 2019

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN

Important Instructions for Items 4(a)A, 4(b)A and 5A relating to Proposals 4(a), 4(b) and 5, respectively:

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 4(a), 4(b) or 5 unless you complete Items 4(a)A, 4(b)A and 5A, respectively.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED “FOR” WITH RESPECT TO ITEM 4(a)A, 4(b)A AND 5A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4(a), 4(b) OR 5, RESPECTIVELY. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4(a), 4(b) or 5, you should check the box “AGAINST” on Item 4(a)A, 4(b)A or 5 (as applicable).

1.  (a) To re-elect Mr. Alon Lumbroso for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified.

(b) To re-elect Mr. Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified.

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2.  (a) To elect Mr. Stephen Nigro for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified.

2.  (b) To elect Mr. Ronen Samuel (our chief executive officer) for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified.

3.  To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s 2020 annual general meeting of shareholders, and to authorize the Company’s board of directors to fix such accounting firm’s annual compensation.

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4.  To ratify and clarify certain employment terms of Mr. Ronen Samuel, our chief executive officer, consisting of:

4(a). A special bonus of up to three (3) months’ of base salary that may be granted to Mr. Samuel annually based on achievements to be determined by the Company’s board of directors that are not included in Mr. Samuel’s annual bonus plan (which, for 2018, yields a bonus of NIS 137,000 (approximately US $38,600 as of July 15, 2019))

4(a)A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest in the approval of Proposal 4(a). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 4(a)A]

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4(b). Acceleration of 50% of Mr. Samuel’s unvested equity grants upon a change of control of the Company that is followed by termination of Mr. Samuel’s employment under certain circumstances, as described in the Proxy Statement.

4(b)A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest in the approval of Proposal 4(b). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 4(b)A]

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5.  To approve a one-time grant of options to purchase 100,000 ordinary shares to Mr. Ronen Samuel, our chief executive officer, subject to a four-year vesting schedule and certain other provisions, as described in the Proxy Statement.

5A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest in the approval of Proposal 5. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 5A]

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To change the address on your account, please check the box at the right and indicate your new address in the space to the right. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.